Exhibit 12.1
JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

(As Restated)

	Year Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Income (loss) before income taxes	$104	$(89)	$31	$(1)	$(31)
Less: capitalized interest	(7)	(48)	(43)	(27)	(16)

Add: Fixed charges	298	357	343	274	179
Amortization of capitalized interest	2	2	1	1	1

Total earnings	$397	$222	$332	$247	$133

Fixed charges:
Interest expense	$189	$228	$230	$178	$110
Amortization of debt costs	9	17	6	6	4
Rent expense representative of interest	100	112	107	90	65

Total fixed charges	$298	$357	$343	$274	$179

Ratio of earnings to fixed charges (1)	1.33	—	—	—	—

(1)	Earnings were inadequate to cover fixed charges by $135 million, $11 million, $27 million, and $46 million for the years ended December 31, 2008, 2007, 2006 and 2005, respectively.
.